

May 21, 2013

Via E-Mail
Robert A. Berman, CEO
CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

> **Re: CopyTele, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2013**
> **File No. 333-188096**

Dear Mr. Berman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In connection with the Form D filed on May 2, 2013 relating to a private offering of up to $10,000,000 of your securities, please provide us with a detailed analysis regarding why this concurrent private offering should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Questions 139.25 and 139.27 of our Securities Act Sections Compliance and Disclosure Interpretations.

2.   We note that the VWAP Purchase Price, as defined in Section 10(w) of the Common Stock Purchase Agreement (the "Purchase Agreement"), is based on the price of CopyTele's common stock on the VWAP Purchase Date, which is defined in Section 10(t) as the business day following receipt by Aspire Capital Fund of a valid VWAP Purchase Notice. This provision seemingly enables Aspire Capital Fund to influence the price at which to purchase the securities underlying the put subsequent to the date of the

filing and effectiveness of the registration statement. Equity line arrangements must impose a purchase commitment to purchase shares at a price that cannot be influenced by the investor. Please advise as to why you believe that the pricing provisions of the agreement are consistent with the requirements for an equity line financing. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.17 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

3.   We note further that under Section 1(c) of the Purchase Agreement, the number of shares Aspire Capital Fund may be required to purchase in connection with a VWAP Purchase Notice is a specified percentage (up to the VWAP Purchase Share Volume Maximum) of your aggregate shares traded on your principal market during normal trading hours on the VWAP Purchase Date. This provision appears to enable Aspire Capital Fund to influence the number of shares it is required to purchase in connection with a put subsequent to the date of the filing and effectiveness of the registration statement. If the investor has the ability to impact the size of its investment under the equity line agreement after the filing of the registration statement, the investor is not considered to be irrevocably bound and the equity line agreement would not conform to equity line accommodation principles. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 139.13, 139.15 and 139.17. Please advise as to why you believe that the VWAP purchase provisions of the agreement are consistent with the requirements for an equity line financing.

4.   We refer to the definition of VWAP Minimum Price Threshold in Section 10(r) of the Common Stock Purchase Agreement. In view of CopyTele's ability to set a minimum price each time it issues a VWAP Purchase Notice, it appears that the price term for puts under the equity line remains subject to future negotiation and that is not consistent with the Staff's equity line accommodations.   It appears that you should withdraw the registration statement and ensure, in any re-negotiated equity line agreement, that neither the company nor the equity line investor is able to influence the floor price that will apply to any put, or to amend or waive such provisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Michael D. Schwamm, Esq.
        Duane Morris LLP